Exhibit 4.20

CONVERSION AGREEMENT

This Agreement executed on April 14, 2006 is made by and between Cobalis Corp., a Nevada corporation (the “Company”) with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and Katherine T. Corrigan (the “Consultant”), with a business address at 5120 Campus Drive, Newport Beach, California 92660.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Consulting Fees Conversion: The Consultant has rendered its professional legal services to the Company related to Business Center Dr. Partners L.P. litigation. The Consultant has submitted to the Company an invoice totaling $4,750 (four thousand seven hundred fifty dollars). The Parties hereby agree to convert $4,750 (four thousand seven hundred fifty dollars), the full amount of this obligation of the Company, into 3,333 (three thousand three hundred thirty-three) fully-paid and non-assessable free trading shares, upon the execution of this Agreement.

The Company shall immediately issue an S-8 registration with the Securities and Exchange Commission in order to fulfill its future obligation to the Consultant.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Company (Cobalis, Corp.)	The Consultant (Katherine T. Corrigan)

/s/ Chaslav Radovich	/s/ Katherine T. Corrigan
Chaslav Radovich President/CEO	Katherine T. Corrigan